

July 12, 2012

Via E-Mail
Mr. Keith A. Helming
Chief Executive Officer
AerCap Aviation Solutions B.V.
Stationsplein 965
1117 CE Schiphol Airport
The Netherlands

> **Re:** **AerCap Aviation Solutions B.V.**
> **AerCap Holdings N.V.**
> **Registration Statement on Form F-4**
> **Filed June 15, 2012**
> **File No. 333-182169**

Dear Mr. Helming:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are incorporating by reference the annual report on Form 20-F for the year ended December 31, 2011 and the report on Form 6-K for the three month period ended March 31, 2012 of AerCap Holdings N.V. We assume that you are relying upon Rule 3-10(b) of Regulation S-X for not including financial statements of AerCap Aviation Solutions B.V. If so, provide the information required by Rule 3-10(b)(4) of Regulation S-X.

2. To the extent applicable, comments on the prospectus are comments on the exchange offer documents filed as exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, and 99.7 to the registration statement and vice versa. Please make the appropriate revisions to these documents, as necessary.

Calculation of Registration Fee

3. We note the reference under (ii) in footnote (1) to "certain resales of the notes by broker-dealers." If true, clarify that the prospectus in this registration statement may be used by a broker-dealer only in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market making activities or other trading activities. We note the disclosure on the outside front cover page of the prospectus and elsewhere in the registration statement.

Outside Front Cover Page of Prospectus

4. Please revise the cover page to identify the guarantees as securities that you are offering with the notes by way of this prospectus.

5. Please revise the cover page to identify AerCap Aviation as the issuer and AerCap as the parent guarantor of the notes subject to the exchange offer.

6. Please disclose the aggregate principal amount of the notes subject to the exchange offer.

7. Please disclose whether the guarantees are full and unconditional.

8. As currently represented, the exchange offer would be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately would be the twentieth business day following commencement. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Please revise here and throughout the registration statement to make clear that the exchange offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3) under the Exchange Act.

Forward-Looking Statements, page ii

9. Please delete the phrase "within the meaning of the Private Securities Litigation Reform Act of 1995" in the first paragraph because the Act's safe harbor provision for forward looking statements is inapplicable to a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

Prospectus Summary, page 1

10. Please describe briefly the transaction in which the old notes were issued, and identify the initial purchasers. We note the disclosure on page 29.

Ranking, page 10

11. Please disclose the maximum amount of additional debt that you may issue that ranks senior or equal to the new notes as of the date of the latest balance sheet data in the prospectus.

Risk Factors, page 13

12. We note this statement: "We may experience additional risks and uncertainties not currently known to us; or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, results of operations and prospectus." Since you are required to disclose all risks that you believe are material at this time, please delete the statement.

The Exchange Offer, page 29

13. We note these disclosures:

- in the fourth paragraph under "Terms of the Exchange Offer" on page 31 that any tendered old notes not accepted for exchange will be returned to the holder "as promptly as practicable" after the expiration date.

- in the first and last paragraphs under "Conditions to the Exchange Offer" on page 34 that any old notes not properly tendered will be returned to the holder or credited to an account maintained with The Depository Trust Company "as soon as practicable" after the expiration date.

- in the last paragraph under "Withdrawal of Tenders" on page 36 that any tendered old notes not accepted for exchange will be returned to the holder "as soon as practicable" after withdrawal, rejection of tender, or termination of the exchange offer.

Rule 14e-1(c) under the Exchange Act requires that you return the old notes "promptly" upon termination or withdrawal of a tender offer. Please revise.

Expiration Date; Extensions; Amendment, page 32

14. You reserve the right "to delay accepting your old notes." Please disclose in what circumstances you will delay acceptance, and confirm that any delay will be consistent with Rule 14e-1(c) under the Exchange Act. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

15. You reserve the right "to extend the exchange offer." Please disclose that you will make a public announcement of any extension of the exchange offer no later than 9:00 a.m. Eastern time on the next business day after the scheduled expiration date as required by Rule 14e-d(1) under the Exchange Act.

16. Confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

17. You reserve the right "to amend the terms of the exchange offer in any manner." Revise to indicate that if there is a material change in the exchange offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer, page 34

18. We note the statements "Any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine, unless waived by us," and "The conditions listed above…may be asserted by us at any time…, or may be waived by us at any time…" The statements suggest that some conditions to the exchange offer may be waived after the exchange offer's expiration. Revise to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approval must be waived at or before the exchange offer's expiration.

19. We note the statement "The failure by us to exercise any of our rights shall not be a waiver of our rights." You may not waive implicitly an exchange offer condition by failing to assert it. If you decide to waive an exchange offer condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

Certain Netherlands and U.S. Federal Tax Considerations, page 93

20. Please revise this section's caption and the caption and first sentence under "Certain Netherlands Tax Considerations" to remove the word "certain" because the word "certain" may suggest that you have not included disclosure of all material tax considerations.

21. We note that you have filed short form tax opinions as exhibits 5.2 and 8.1 to the registration statement. Both the short form tax opinions and the tax disclosure in the prospectus must state clearly that the disclosure in the prospectus is the opinion of the named counsel, and the disclosure in the prospectus must clearly identify and articulate the opinion being rendered. Language such as "The statements in the Prospectus…constitute a fair summary of the matters of Netherlands tax law referred to therein" on page 4 in exhibit 5.2 is unacceptable. As appropriate, revise both the short form tax opinions and the tax disclosure in the prospectus. For guidance you may wish to refer to Section III.B.2. of our October 14, 2011 Staff Legal Bulletin No. 19 (CF), which is available on the Commission's website at http://www.sec.gov. Please note that we may have further comments on this disclosure and the tax opinions after reviewing your response.

Legal Matters, page 102

22. Please provide counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

23. Disclose that counsel will opine on the enforceability of the obligations of the issuer and the parent guarantor under the notes.

Undertakings, page II-7

24. Provide the Rule 430B undertaking as required by Item 512(a)(5)(i) of Regulation S-K.

Signatures, page II-8

25. The registration statement must be signed also by the principal financial officer and the principal accounting officer or controller of AerCap Aviation. Further, any person who occupies more than one of the specified offices, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. Please refer to Instructions 1 and 2 for signatures on Form F-4, and revise the signature page accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Chambre Malone, Staff Attorney, at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Chambre Malone, for

Pamela A. Long
Assistant Director

Via E-Mail
Paul E. Denaro, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005